NEWS RELEASE

$25,000,000 SHORT FORM FINANCING

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Toronto, July 25, 2007 – Olympus Pacific Minerals Inc. (TSX: OYM) announced today that it has received receipts for its final short form prospectus dated July 24, 2007 (the “Offering”) from the securities regulatory authorities in the provinces of British Columbia, Alberta and Ontario for an offering of units of the Company (“Units”) previously announced on June 27, 2007. The Company is offering 31,250,000 Units at a price of $0.80 CAD for gross proceeds of $25,000,000. Each Unit will be comprised of one common share of the Company (a “Share”) and one-half of one common share purchase warrant (“Warrant”). Each whole Warrant will be exercisable at $0.90 CAD for a period of 24 months after the closing of the Offering (the “Closing”).

The Offering is being conducted by a syndicate led by Loewen Ondaatje, McCutcheon Ltd. and includes M Partners Inc. (collectively, the “Agents”). The Company has granted the Agents an option exercisable, in whole or in part, no later than 24 hours prior to the Closing, to increase the size of the Offering by such number of additional Units as is equal to 15% of the number of Units sold under the Offering. Accordingly, the Agents may elect to increase the size of the Offering by up to 4,687,500 Units resulting in the potential distribution of up to an additional 4,687,500 Shares and 2,343,750 Warrants.

The Closing is expected to occur on or about July 31, 2007.

The net proceeds from the Offering will be used for further exploration and feasibility studies on of the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes.

This news release is not for distribution to United States newswire services or for dissemination in the United States. The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

On behalf of the Board of Directors,

OLYMPUS PACIFIC MINERALS INC.

“David Seton”
Executive Chairman

For further information contact:
David Seton, Executive Chairman
Jim Hamilton, Corporate Communications Manager
T: (416) 572-2525 or TF: 1-888-902-5522
or F: (416) 572-4202

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

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